SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
   Under the Securities Exchange Act of 1934 (Amendment No.)*

                         NET LNNX, INC.
                        (Name of Issuer)

                  Common Stock, No Par Value
                 (Title of Class of Securities)

                          64107P 10 2
                         (CUSIP Number)

                       William R. Colucci
                  324 Datura Street, Suite 200
                 West Palm Beach, Florida 33401
                         (561) 659-1196
   (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf
                       of Reporting Person)

                         July 14, 1998
    (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section
240.13d-1(e)(f) or (g), check the following box [   ] .

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.     64107P 10 2

(1)  Names  of Reporting  Persons/SS or IRS  Identification  Nos.
of Above Persons:

                  William R. Colucci

(2)  Check the Appropriate Row if a Member of a Group (See
Instructions)

     (a)

     (b)

(3)  SEC  Use  Only


(4)  Sources  of  Funds  (See  Instructions):     OO


(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)


(6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       190,000
Shares Bene-
ficially           (8)  Shared Voting Power        -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  190,000
ing Person
With              (10)  Shared Dispositive Power   -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting
Person:

                190,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


(13)  Percent  of Class  Represented  by  Amount  in Row  (11):

                7.7%


(14)  Type  of  Reporting  Person  (See  Instructions):    IN

Item 1. Security and Issuer

This statement relates to the Common Stock, no par value ("Common Stock") and the Option to buy Common Stock ("Option") of Net Lnnx, Inc. ("Issuer"). The principal executive offices of the Issuer are presently located at 324 Datura Street, Suite 200, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

    The Reporting Person is William R. Colucci, 324 Datura
Street, Suite 200, West Palm Beach, Florida 33401. On September
22, 1997, Mr. Colucci was appointed Director and Executive Vice
President of the Issuer.

   Mr. Colucci, during the last five (5) years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   Mr. Colucci, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Mr. Colucci is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     On October 19, 1997, pursuant to a resolution of the Issuer's Board of Directors, the Reporting Person was granted 41,791 shares of the Issuer's Common Stock, which was restricted pursuant to Rule 144, and on November 25, 1997, the Reporting Person was granted the Option to buy 100,000 shares of Common Stock at $0.69 per share, of which 25,000 Options were redeemed by the Issuer on January 3, 1998. On July 14, 1998, pursuant to a resolution of the Issuer's Board of Directors, the Reporting Person was granted 98,209 shares of the Issuer's Common Stock at $0.34 per share, (which represents the closing bid price per share on the date the Common Stock was granted) pursuant to the Issuer's 1998 Stock Plan in lieu of compensation for serving as Director and Executive Vice President of the Issuer and other services to the Issuer.

Item 4.  Purpose of Transaction

        The purpose of the transaction was to provide the Reporting Person with Common Stock of the Issuer as compensation for the services described in Item 3 above.

            The Reporting Person became a Director and Executive
Vice President of the Issuer on September 22, 1997.   On behalf
of the Issuer, the Reporting Person is presently seeking candidates for merger with or acquisition by the Issuer.

   The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   e. Any material change in the present capitalization or dividend policy of the Issuer;

   f. Any other material change in the Issuer's business or corporate structure;

   g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act;

   j. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which the acquisition of control of the Issuer by any person; or

     k.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of July 14, 1998, the Reporting Person had an interest in the Securities of the Issuer as follows:

     Name: William R. Colucci
     No. of Shares: 190,000
     Voting Power: Sole
     Disposition Power: Sole
     Aggregate Percentage Beneficially Owned: 7.7%

     As set forth in Item 3 above, on July 14, 1998, the Issuer granted the Reporting Person 98,209 shares of the Issuer's Common Stock at a price of $0.34 per share as compensation for serving as a Director and Executive Vice President of the Issuer.

 Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no understandings, contracts or arrangements among or between the Reporting Person or any other person with respect to the transfer of voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not Applicable

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1998

                                         /s/William R. Colucci

                                         William R. Colucci